NO ACT

PE
3-2-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038772

Received SEC
MAR 1 8 2009
Washington, DC 20549

March 18, 2009

Matthew Lepore
Vice President and Chief Counsel,
Corporate Governance
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-18-09

Re: Pfizer Inc.
Incoming letter dated March 2, 2009

Dear Mr. Lepore:

This is in response to your letters dated March 2, 2009 and March 13, 2009 concerning the shareholder proposal submitted to Pfizer by Edward Rudy and Edith Rudy. We also have received letters from the proponents dated March 3, 2009 and March 14, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Edward Rudy
Edith Rudy

FISMA & OMB Memorandum M-07-16

March 18, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated March 2, 2009

The proposal relates to director compensation.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(e)(2) because Pfizer received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Pfizer did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Pfizer's request that the 80-day requirement be waived.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

[redacted]

From: ***FISMA & OMB Memorandum M-07-16***

Sent: Saturday, March 14, 2009 1:28 PM

To: CHAIRMANOFFICE; ENFORCEMENT; SReilly@gibsondunn.com; rmueller@gibsondunn.com; Jeffrey.Immelt@ge.com; russell.wilkerson@ge.com; directors@corporate.ge.com; ***FISMA & OMB Memorandum M-07-16*** matthew.lepore@pfizer.com; Webmaster@Pfizer.com; Jeffrey.Kinder@pfizer.com; Suzanne.Y.Rolon@Pfizer.com; ***FISMA & OMB Memorandum M-07-16*** ; debbie.wasserman.schultz@congressnewsletter.net; Jana.Tongson@Schwab.com; ryan.skidmore@schwab.com; ir.contacts@corporate.ge.com; a.latour@wsj.com; bizday@nytimes.com; CNNnewsroom@CNN.com; countdown@msnbc.com; Dateline@NBCUNI.com; editorial@NYtimes.com; ethicalshares@green.net.au; eugenerobinson@washpost.com; ibdnews@investors.com; info@ap.org; jducassi@miamiherald.com; jeff.cox@nbcuni.com; lgibbs@miamiherald.com; managing-editor@nytimes.com; mark.decambre@nypost.com; michaelmiller@communitynewspapers.com; newstips@upi.com; nightly@nbc.com; Paul.Tharp@nypost.com; PowerLunch@CNBC.com; squawkbox@cnbc.com; weekend@cnbc.com; winicov@wharton.upenn.edu

Subject: 1) Pfizer and 2) General Electric proposals of Edward and Edith Rudy

Attachments: FW: Pfizer (Rudy) Supplemental Letter

To: Hon. MARY SCHAPIRO
Chairman, SEC

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATE FINANCE
SEC

Dear Ladies and Gentlemen:

We have on this date, 3/14/09, received notices from the law firm of Gibson, Dunn & Crutcher, representing 1) PFIZER INC and 2) GENERAL ELECTRIC COMPANY that they are requesting "exclusion from 2009 company proxy statement" and/or "NO-Action Request" from the SEC relative to two similar Shareholder Proposals that were submitted for inclusion in the "2009 Proxy Materials" to PFIZER INC and GENERAL ELECTRIC COMPANY.

We understand that PFIZER INC and GENERAL ELECTRIC COMPANY Chair, executives and Board Members would prefer not to run our proposal before their shareholders because it would require, if passed, that they share the burden of any dividend cuts that they have chosen to impose on their shareholders. We believe that this is fair and equitable.

We have substantial holdings in both companies and our holdings have been or will be verified by Charles Schwab. Our account number is ***FISMA & OMB Memorandum M-07-16***

Our position is that the objections raised are arbitrary, capricious and inconsequential.

Please direct that these corporations run our proposal in the interest of fairness to shareholders.

Copies of both proposals are attached.

Thank you.

Sincerely yours,

EDWARD RUDY and EDITH RUDY

FISMA & OMB Memorandum M-07-16

ContactFISMA & OMB Memorandum M-07-16***
Pfizer, Inc. Stockholder Proposal

Edward Rudy and Edith Rudy, ***FISMA & OMB Memorandum M-07-16*** **who are the holders of 7,000 shares of Pfizer, Inc., common stock advise the corporation that they intend to present the following proposal at the Annual Meeting of Stockholders:**
"RESOLVED: That the stockholders of Pfizer, Inc,. assembled in annual meeting and by proxy, hereby request that the Board of Directors take the steps necessary to provide for an immediate reduction in stipends, fees, salaries, stock options, and/or other remuneration being paid to members of the Board of Directors, including Pfizer officers and executives who also serve as directors, to the exact percentage reduction which has been approved by the Board of Directors for dividends payable to the shareholders of the corporation and, furthermore, said reduction shall not be restored or payments to all Pfizer directors increased except in the exact same percentages as are approved for future increases in shareholder common stock dividends."

The following statement is submitted by Edward and Edith Rudy in support of the proposal:

SUPPORTING STATEMENT
Shareholders who are the owners of Pfizer, Inc., have been informed that they will be subjected to A dividend reduction of 50% by the Chairman of the Board, Jeffrey Kinder, and we believe that, if this drastic and unprecedented step is necessary, the Board of Directors should fully participate with the non-director shareholder owners in the trauma of this decision. It will require a 100% increase in the drastically reduced new dividend rate for restoration to its former level. We believe that the Board of Directors may look with favor upon restoring the dividend rate because, with the approval of this resolution, the directors will benefit equally with the shareholder owners.
f you agree, please mark your ballot in favor of this resolution; otherwise it is automatically cast in opposition to this shareholder proposal, unless you have indicated that you wish to abstain from voting on this proposal.

Contact: Ed Rudy& OMB Memorandum M-07-16***
Pfizer, Inc. Stockholder Proposal

Edward Rudy and Edith Rudy, ***FISMA & OMB Memorandum M-07-16*** **who are the holders of 7,000 shares of Pfizer, Inc., common stock advise the corporation that they intend to present the following proposal at the Annual Meeting of Stockholders:**
"RESOLVED: That the stockholders of Pfizer, Inc,. assembled in annual meeting and by proxy, hereby request that the Board of Directors take the steps necessary to provide for an immediate reduction in stipends, fees, salaries, stock options, and/or other remuneration being paid to members of the Board of Directors, including Pfizer officers and executives who also serve as directors, to the exact percentage reduction which has been approved by the Board of Directors for dividends payable to the shareholders of the corporation and, furthermore, said reduction shall not be restored or payments to all Pfizer directors increased except in the exact same percentages as are approved for future increases in shareholder common stock dividends."

The following statement is submitted by Edward and Edith Rudy in support of the proposal:

SUPPORTING STATEMENT
Shareholders who are the owners of Pfizer, Inc., have been informed that they will be subjected to A dividend reduction of 50% by the Chairman of the Board, Jeffrey Kinder, and we believe that, if this drastic and unprecedented step is necessary, the Board of Directors should fully participate with the non-director shareholder owners in the trauma of this decision. It will require a 100% increase in the drastically reduced new dividend rate for restoration to its former level. We believe that the Board of Directors may look with favor upon restoring the dividend rate because, with the approval of this resolution, the directors will benefit equally with the shareholder owners.
f you agree, please mark your ballot in favor of this resolution; otherwise it is automatically cast in opposition to this shareholder proposal, unless you have indicated that you wish to abstain from voting on this proposal.

****

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Matthew Lepore
Vice President, Chief Counsel-Corporate Governance
Assistant General Counsel

March 13, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Pfizer Inc.*
Supplemental Letter Regarding Shareholder Proposal of Edward and Edith Rudy
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On March 2, 2009, Pfizer Inc. (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Edward and Edith Rudy (the "Proponents"). The Proposal concerns reducing compensation paid to the Company's Board of Directors if dividends paid to the Company's shareholders are reduced.

The No-Action Request indicates our belief that the Proposal may be excluded from the 2009 Proxy Materials in reliance on Rule 14a-8(e)(2) because the Proponents failed to timely submit the Proposal in accordance with the properly calculated deadline under Rule 14a-8. As stated in the No-Action Request, the Proposal was submitted to the Company via e-mail on February 2, 2009, over two and one-half months after the November 14, 2008 deadline disclosed in the Company's 2008 proxy statement for submitting shareholder proposals under Rule 14a-8 for inclusion in the Company's 2009 Proxy Materials.

On March 3, 2009, the Proponents submitted a letter to the Staff responding to the No-Action Request (the "Response Letter"). A copy of the Response Letter is attached hereto as Exhibit A. The Response Letter argues that the Company should be required to include the

Proposal in the Company's 2009 Proxy Materials because it was received by the Company prior to February 23, 2009. The Response Letter points to a statement in a letter dated February 12, 2009 from the Company to the Proponents notifying the Proponents of the requirements for submitting a proposal for consideration at the Company's 2009 Annual Meeting under the Company's By-laws.

As disclosed in the Company's 2008 proxy statement, shareholders can submit proposals for inclusion in the Company's proxy materials and form of proxy by complying with Commission Rule 14a-8. The other deadline discussed in the Company's 2008 proxy statement is set forth in the Company's By-Laws, and pertains only to whether the matter otherwise can be properly presented for consideration at the 2009 Annual Meeting even though not included in the proxy statement.

As stated in the No-Action Request, since the Proponents failed to submit the Proposal by the deadline set forth under Rule 14a-8(e) (November 14, 2008) and that defect cannot be cured, the Company was not required to send the Proponents a letter notifying them of the defect. However, after the Company's receipt of the Proposal on February 2, 2009, the Company sent the Proponents a letter dated February 12, 2009, regarding the requirements for introducing an item of business at the 2009 Annual Meeting in accordance with the Company's By-laws. In this letter, the Company noted that, among other requirements, the proposal "must be delivered to or mailed and received . . . no later than the close of business on February 23, 2009." Thus, February 23, 2009 – the date referenced in the Response Letter – refers to the deadline for submitting proposals to be presented for a shareholder vote at the 2009 Annual Meeting under the Company's By-laws—not the deadline for submitting proposals to be included in the 2009 Proxy Materials under Rule 14a-8.

The No-Action Request relates only to the Proponents' failure to comply with the deadline for submitting proposals to be included in the 2009 Proxy Materials under Rule 14a-8, which is November 14, 2008. It does not address the February 23, 2009 deadline and other requirements associated with submitting proposals in accordance with the Company's By-laws. Accordingly, we reiterate our request that the Staff concur that the Company may exclude the Proposal from the 2009 Proxy Materials under Rule 14a-8(e)(2) as the Proposal was submitted after the November 14, 2008 deadline, which was calculated in accordance with Rule 14a-8. Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponents. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-7513 or Amy L. Goodman at Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Matthew Lepore /EHI

Matthew Lepore
Vice President and Chief Counsel,
Corporate Governance

ML/smr
Enclosure

cc: Edward and Edith Rudy

100614437_4.DOC

EXHIBIT A

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, March 03, 2009 5:32 PM
To: enforcement@sec.gov; Rolon, Suzanne Y.; ***FISMA & OMB Memorandum M-07-16*** Jana.Tongson@Schwab.com; Lepore, Matthew; ***FISMA & OMB Memorandum M-07-16*** chairmanoffice@sec.gov; ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Pfizer Shareholder Proposal of Edward and Edith Rudy

SEC
Office of Chief Counsel
Division of Corporate Finance
Gentlemen:
Pfizer, Inc., as per their notification to your office dated March 2, 2009, is requesting that the SEC, through your office, concur in the exclusion from the 2009 proxy materials of our lawful shareholder proposal which was submitted in a timely fashion according to the parameters defined in the attached letter from Pfizer.
The letter states "THE PROPOSAL ... MUST BE DELIVERED AND RECEIVED ... NO LATER THAN ... FEBRUARY 23, 2009,' **This was accomplished by US Mail, overnight mail and e-mail.**
Pfizer's request to exclude is arbitrary and capricious. Please reject Pfizer's request and direct that our shareholder proposal be included in the 2009 Pfizer proxy materials and made available to be voted on at their next shareholders' meeting.
Your expeditious action in directing them to conform to Rule X-14 of the Securities and Exchange Commission would be appreciated.

Thank you for your assistance in this urgent matter.
Sincerely,
Edward Rudy and Edith Rudy
FISMA & OMB Memorandum M-07-16
To: chairmanoffice@sec.gov
Copies to:
enforcement@sec.gov
Suzanne.Y.Rolon@Pfizer.com
Jana.Tongson@Schwab.com
Matthew.Lepore@pfizer.com
Edie Rudy

FISMA & OMB Memorandum M-07-16

Legal Division
Pfizer Inc
235 East 42nd Street MS 235/19/02
New York, NY 10017-5755
Tel 212 733 7513 Fax 212 573 1853
Cell 917 514 2370
Email matthew.lepore@pfizer.com

Matthew Lepore
Vice President, Chief Counsel-Corporate Governance
Assistant General Counsel

By U.S. Mail and Email

February 12, 2009

Edward Rudy

FISMA & OMB Memorandum M-07-16

Dear Mr. Rudy:

I write this letter to inform you that the stockholder proposal you submitted to Pfizer Inc. on February 2, 2009 will not be presented for a stockholder vote at Pfizer's 2009 Annual Meeting of Stockholders because your notice of proposal does not satisfy the applicable requirements of Pfizer's By-laws. To present a proposal (other than director nominations) at the 2009 Annual Meeting, a stockholder of record must submit the proposal along with a written notice setting forth all of the information required by Article I, Section 13 of Pfizer's By-laws. You are not a stockholder of record of Pfizer, and your written notice of proposal does not contain the information required by Pfizer's By-laws.

If you beneficially own shares of Pfizer stock through a broker or other nominee and you wish to submit a proposal at the 2009 Annual Meeting, you should direct your broker or other nominee to submit your proposal on your behalf, along with a written notice that complies with Article I, Section 13 of Pfizer's By-laws. A copy of Pfizer's By-laws is available on our Web site at www.pfizer.com, or a written copy of the By-laws will be provided to you upon request.

The proposal and notice must be delivered to or mailed and received at the following address no later than the close of business on February 23, 2009. Attention: Office of Chief Counsel, Corporate Governance, 235 East 42nd Street, New York, New York 10017-5755. The Chairman of the 2009 Annual Meeting reserves the right to rule any proposal out of order if it does not comply with Pfizer's By-laws or if the proposal is not otherwise a proper matter for stockholder action under applicable law.

Please note that, even if a proposal is properly submitted on your behalf, Pfizer is not required to include the proposal or any supporting statement in its proxy materials for the 2009 Annual Meeting, because it was not received by the deadline specified in Rule 14a-8 of the Securities Exchange Act of 1934. Furthermore, under Rule 14a-4 of the Exchange Act, Pfizer is not required to include the proposal on its proxy card unless Pfizer receives notice, on or before February 23, 2009, that you or someone else intends to deliver a proxy statement and form of proxy to holders of at least the percentage of Pfizer's voting shares required under applicable law to carry the proposal.

Sincerely,

Matthew Lepore

Matthew Lepore

McElveen, Josephine ***FISMA & OMB Memorandum M-07-16***

From: ***FISMA & OMB Memorandum M-07-16***

Sent: Tuesday, March 03, 2009 5:32 PM

To: ENFORCEMENT; Suzanne.Y.Rolon@Pfizer.com; ***FISMA & OMB Memorandum M-07-16*** Jana.Tongson@Schwab.com; Matthew.Lepore@pfizer.com; ***FISMA & OMB Memorandum M-07-16*** CHAIRMANOFFICE; ***FISMA & OMB Memorandum M-07-16***

Subject: Re: Pfizer Shareholder Proposal of Edward and Edith Rudy

Attachments: Pfizer legal.PDF+.zip

SEC
Office of Chief Counsel
Division of Corporate Finance
Gentlemen:
Pfizer, Inc., as per their notification to your office dated March 2, 2009, is requesting that the SEC, through your office, concur in the exclusion from the 2009 proxy materials of our lawful shareholder proposal which was submitted in a timely fashion according to the parameters defined in the attached letter from Pfizer.
The letter states "THE PROPOSAL ... MUST BE DELIVERED AND RECEIVED ... NO LATER THAN ... FEBRUARY 23, 2009,' **This was accomplished by US Mail, overnight mail and e-mail.**
Pfizer's request to exclude is arbitrary and capricious. Please reject Pfizer's request and direct that our shareholder proposal be included in the 2009 Pfizer proxy materials and made available to be voted on at their next shareholders' meeting.
Your expeditious action in directing them to conform to Rule X-14 of the Securities and Exchange Commission would be appreciated.

Thank you for your assistance in this urgent matter.
Sincerely,
Edward Rudy and Edith Rudy

FISMA & OMB Memorandum M-07-16

To: chairmanoffice@sec.gov
Copies to:
enforcement@sec.gov
Suzanne.Y.Rolon@Pfizer.com
Jana.Tongson@Schwab.com
Matthew.Lepore@pfizer.com
Edie Rudy

FISMA & OMB Memorandum M-07-16

****

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Legal Division
Pfizer Inc
235 East 42nd Street MS 235/19/02
New York, NY 10017-5755
Tel 212 733 7513 Fax 212 573 1853
Cell 917 514 2370
Email matthew.lepore@pfizer.com

Matthew Lepore
Vice President, Chief Counsel-Corporate Governance
Assistant General Counsel

By U.S. Mail and Email

February 12, 2009

Edward Rudy

FISMA & OMB Memorandum M-07-16

Dear Mr. Rudy:

I write this letter to inform you that the stockholder proposal you submitted to Pfizer Inc. on February 2, 2009 will not be presented for a stockholder vote at Pfizer's 2009 Annual Meeting of Stockholders because your notice of proposal does not satisfy the applicable requirements of Pfizer's By-laws. To present a proposal (other than director nominations) at the 2009 Annual Meeting, a stockholder of record must submit the proposal along with a written notice setting forth all of the information required by Article I, Section 13 of Pfizer's By-laws. You are not a stockholder of record of Pfizer, and your written notice of proposal does not contain the information required by Pfizer's By-laws.

If you beneficially own shares of Pfizer stock through a broker or other nominee and you wish to submit a proposal at the 2009 Annual Meeting, you should direct your broker or other nominee to submit your proposal on your behalf, along with a written notice that complies with Article I, Section 13 of Pfizer's By-laws. A copy of Pfizer's By-laws is available on our Web site at www.pfizer.com, or a written copy of the By-laws will be provided to you upon request.

The proposal and notice must be delivered to or mailed and received at the following address no later than the close of business on February 23, 2009. Attention: Office of Chief Counsel, Corporate Governance, 235 East 42nd Street, New York, New York 10017-5755. The Chairman of the 2009 Annual Meeting reserves the right to rule any proposal out of order if it does not comply with Pfizer's By-laws or if the proposal is not otherwise a proper matter for stockholder action under applicable law.

Please note that, even if a proposal is properly submitted on your behalf, Pfizer is not required to include the proposal or any supporting statement in its proxy materials for the 2009 Annual Meeting, because it was not received by the deadline specified in Rule 14a-8 of the Securities Exchange Act of 1934. Furthermore, under Rule 14a-4 of the Exchange Act, Pfizer is not required to include the proposal on its proxy card unless Pfizer receives notice, on or before February 23, 2009, that you or someone else intends to deliver a proxy statement and form of proxy to holders of at least the percentage of Pfizer's voting shares required under applicable law to carry the proposal.

Sincerely,

Matthew Lepore

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Matthew Lepore
Vice President, Chief Counsel-Corporate Governance
Assistant General Counsel

March 2, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of Edward and Edith Rudy*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Edward and Edith Rudy (the "Proponents"). The Proposal concerns reducing payments to the Company's Board of Directors if dividends paid to the Company's shareholders are reduced. A copy of the Proposal is attached to this letter as Exhibit A. Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proponents failed to timely submit the Proposal. In addition, the Company requests that the Staff waive the 80-day deadline in Rule 14a-8(j)(1) for good cause.

We note that it is unclear from the Proposal whether the Proponents intended to submit the Proposal under Rule 14a-8 or pursuant to the provisions set forth in the Company's By-laws. The Staff has found that where it is unclear whether a proposal was made under Rule 14a-8, the Staff will consider a no-action request regarding the proposal to the extent it involves Rule 14a-8. *See, e.g., General Electric Co.* (avail. Mar. 7, 2006); *General Electric Co.* (avail. Mar. 16, 2004) (permitting exclusion under Rule 14a-8(e)(2) when it was unclear whether the proposal was made under Rule 14a-8 or was a proposal to be presented directly at the annual meeting). Thus, to the extent that the Proposal was submitted under Rule 14a-8, we hereby request that the Staff concur that it is excludable under Rule 14a-8(e)(2).

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(e)(2) Because the Proponents Failed to Timely Submit the Proposal.

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), the Company disclosed in its 2008 proxy statement the deadline for submitting shareholder proposals, as well as the method for submitting such proposals, for the Company's 2009 Annual Meeting. Specifically, page 65 of the Company's 2008 proxy statement (a copy of which is attached to this letter as Exhibit B) states:

> Under the rules of the SEC, if a shareholder wants us to include a proposal in our Proxy Statement and form of proxy for presentation at our 2009 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at 235 East 42nd Street, New York, NY 10017-5755 by November 14, 2008.

The Proposal was submitted to the Company via e-mail on February 2, 2009, over two and one-half months after the November 14, 2008 deadline.

Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2008 Annual Meeting of Shareholders was held on April 24, 2008. The Company's 2009 Annual Meeting is scheduled to be held on April 23, 2009. Accordingly, the meeting is not being moved by more than 30 days, and thus, the deadline for shareholder proposals is that which is disclosed in the Company's 2008 proxy statement.

On numerous occasions, the Staff has concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was submitted to the company on an untimely basis. *See, e.g.*, *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (permitting the exclusion of a proposal submitted to the company's principal executive office 20 days after the deadline); *City National Corp.* (avail. Jan. 17, 2008) (concurring in the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier); *General Electric Co.* (avail. Mar. 7, 2006) (permitting the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement).

The Company has not provided the Proponents with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the Proposal to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Proposal may properly be excluded from the 2009 Proxy Materials because the Proponents failed to submit the Proposal within the time frame required under Rule 14a-8(e)(2).

II. Waiver of the 80-Day Requirement in Rule 14a-8(j)(1) is Appropriate.

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." The Company did not receive the Proposal until February 2, 2009, after the 80-day deadline, and while it is unclear whether the Proposal is intended to be submitted pursuant to Rule 14a-8, the Company nevertheless has determined to seek confirmation of the Staff that the Proposal is excludable under that rule. The Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *Barnes & Noble, Inc.* (avail. June 3, 2008); *DTE Energy Co.* (avail. Mar. 24, 2008); *Alcoa Inc.* (avail. Feb. 25, 2008); *General Electric Co.* (avail. Mar. 7, 2006); *General Electric Co.* (avail. Feb. 10, 2005) (each waiving the 80-day requirement when the proposal was received by the company after the submission deadline).

The Proposal was submitted to the Company after the 80-day deadline had passed. Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day requirement, and based on the foregoing precedent, we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-7513 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Matthew Lepore /SMR

Matthew Lepore
Vice President and Chief Counsel,
Corporate Governance

ML/tss
Enclosures

cc: Edward and Edith Rudy

100610315_3.DOC

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***
To: Kerins, Ray; corporate.secretary@pfizer.com
Sent: Mon Feb 02 07:30:08 2009
Subject: Pfizer Shareholder Proposal

Contact: Ed Rudy *** FISMA & OMB Memorandum M-07-16 ***
Pfizer, Inc. Stockholder Proposal

Edward Rudy and Edith Rudy, *** FISMA & OMB Memorandum M-07-16 *** , who are the holders of 7,000 shares of Pfizer, Inc., common stock advise the corporation that they intend to present the following proposal at the Annual Meeting of Stockholders:
"RESOLVED: That the stockholders of Pfizer, Inc,. assembled in annual meeting and by proxy, hereby request that the Board of Directors take the steps necessary to provide for an immediate reduction in stipends, fees, salaries, stock options, and/or other remuneration being paid to members of the Board of Directors, including Pfizer officers and executives who also serve as directors, to the exact percentage reduction which has been approved by the Board of Directors for dividends payable to the shareholders of the corporation and, furthermore, said reduction shall not be restored or payments to all Pfizer directors increased except in the exact same percentages as are approved for future increases in shareholder common stock dividends."

The following statement is submitted by Edward and Edith Rudy in support of the proposal:

SUPPORTING STATEMENT
Shareholders who are the owners of Pfizer, Inc., have been informed that they will be subjected to A dividend reduction of 50% by the Chairman of the Board, Jeffrey Kinder, and we believe that, if this drastic and unprecedented step is necessary, the Board of Directors should fully participate with the non-director shareholder owners in the trauma of this decision. It will require a 100% increase in the drastically reduced new dividend rate for restoration to its former level. We believe that the Board of Directors may look with favor upon restoring the dividend rate because, with the approval of this resolution, the directors will benefit equally with the shareholder owners.
f you agree, please mark your ballot in favor of this resolution; otherwise it is automatically cast in opposition to this shareholder proposal, unless you have indicated that you wish to abstain from voting on this proposal.

EXHIBIT B

PFIZER INC.
235 East 42nd Street
New York, NY 10017

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE	8:30 a.m., Central Daylight Time on Thursday, April 24, 2008.
PLACE	The Peabody Memphis Hotel 149 Union Avenue Memphis, Tennessee 38103
WEBCAST	A webcast of our Annual Meeting will be available on our website at www.pfizer.com starting at 8:30 a.m., Central Daylight Time on April 24, 2008. An archived copy of the Webcast also will be available on our website through the first week of May. Information included on our website, other than our Proxy Statement and form of proxy, is not a part of the proxy soliciting material.
ITEMS OF BUSINESS	• To elect 14 members of the Board of Directors, each for a term of one year. • To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year. • To consider two shareholder proposals, if presented at the Meeting. See Table of Contents for a list of the "Shareholder Proposals." • To transact such other business as may properly come before the Meeting and any adjournment or postponement.
RECORD DATE	You can vote if you are a shareholder of record on February 28, 2008.
ANNUAL REPORT	Our annual report to shareholders consists of the 2007 Annual Review and the 2007 Financial Report. The 2007 Annual Review is enclosed with these materials as a separate booklet. The 2007 Financial Report is in Appendix A to this Proxy Statement. These documents are not a part of the proxy solicitation materials. You may also access them through our website at www.pfizer.com/annualmeeting.
PROXY VOTING	It is important that your shares be represented and voted at the Meeting. You can vote your shares by completing and returning your proxy card or by voting on the Internet or by telephone. See details under the heading "How do I vote?"

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 24, 2008: The Notice of Annual Meeting, Proxy Statement, 2007 Financial Report and the 2007 Annual Review, are available on our website at www.pfizer.com/annualmeeting.

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel and Corporate Secretary

March 14, 2008

REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROXY PROPOSALS, NOMINATION OF DIRECTORS AND OTHER BUSINESS OF SHAREHOLDERS

Under the rules of the SEC, if a shareholder wants us to include a proposal in our Proxy Statement and form of proxy for presentation at our 2009 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at 235 East 42nd Street, New York, NY 10017-5755 by November 14, 2008. The proposal should be sent to the attention of the Secretary of the Company.

Under our By-laws, and as permitted by the rules of the SEC, certain procedures are provided that a shareholder must follow to nominate persons for election as Directors or to introduce an item of business at an Annual Meeting of Shareholders. These procedures provide that nominations for Director nominees and/or an item of business to be introduced at an Annual Meeting of Shareholders must be submitted in writing to the Secretary of the Company at our principal executive offices. We must receive the notice of your intention to introduce a nomination or to propose an item of business at our 2009 Annual Meeting no later than:

- 60 days in advance of the 2009 Annual Meeting if it is being held within 30 days preceding the anniversary of the date of this year's Meeting (April 24, 2008) or
- 90 days in advance of the 2009 Annual Meeting if it is being held on or after the anniversary of the date of this year's Meeting.

For any other meeting, the nomination or item of business must be received by the tenth day following the date of public disclosure of the date of the meeting.

Our Annual Meeting of Shareholders is generally held on the fourth Thursday of April. Assuming that our 2009 Annual Meeting is held on schedule, we must receive notice of your intention to introduce a nomination or other item of business at that meeting by February 22, 2009. If we do not receive notice by that date, or if we meet certain other requirements of the SEC rules, the persons named as proxies in the proxy materials relating to that meeting will use their discretion in voting the proxies when these matters are raised at the meeting.

The nomination must contain the following information about the nominee:

- name;
- age;
- business and residence addresses;
- principal occupation or employment;
- the number of shares of common stock beneficially owned by the nominee;
- the information that would be required under the rules of the SEC in a Proxy Statement soliciting proxies for the election of such nominee as a Director; and
- a signed consent of the nominee to serve as a Director of the Company, if elected.

Notice of a proposed item of business must include:

- a brief description of the substance of, and the reasons for conducting, such business at the Annual Meeting;
- the shareholder's name and address as they appear on our records;
- the number of shares of common stock beneficially owned by the shareholder (with supporting documentation where appropriate); and
- any material interest of the shareholder in such business.

The Board is not aware of any matters that are expected to come before the 2008 Annual Meeting other than those referred to in this Proxy Statement. If any other matter should come before the Annual Meeting, the Proxy Committee appointed by the Board of Directors intends to vote the proxies in accordance with their best judgment.

The chairman of the Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the foregoing procedures.

Whether or not you plan to attend the Meeting, please vote by telephone, on the Internet, or by mail.